EXHIBIT 99.1

TDC: Belgacom to Pursue an IPO

COPENHAGEN, Denmark, Oct. 2, 2003 (PRIMEZONE) -- The Belgian State, ADSB Telecommunication BV and Belgacom have entered into an agreement to proceed with the preparations for a potential initial public offering (IPO) of Belgacom, the leading provider of communications services in Belgium.

TDC (NYSE:TLD) (Other OTC:TDCAF) owns 16.5% of Belgacom through ADSB Telecommunication BV. As part of the agreement, ADSB will have the exclusive right to sell shares in an initial public equity offering from January 1, 2004 until the end of July 2005, subject to certain restrictions. As a condition to the IPO and related transactions, and subject to enabling legislation, Belgacom will transfer to the Belgian State, the significant liabilities related to its statutory pension plan and cash required to fully fund these obligations. The pension related transaction will in TDC accounts result in an estimated one-time charge of approximately DKK 0.7bn after tax.

Additionally, the agreement calls for Belgacom to offer to buy back from ADSB, before the end of 2003, approximately 6% of the Belgacom shares ADSB holds (representing approximately 3% of Belgacom shares outstanding).

Belgacom is currently consolidated in TDC's accounts with a book value of DKK 6.4bn. In 2002, Belgacom was pro-rata consolidated in TDC's accounts with net revenues of DKK 6.424m, EBITDA of DKK 2.564bn and net income, adjusted for one-time items and fair value adjustments, of DKK 743m.

"Our agreement to pursue an IPO of Belgacom opens a route to possibly divest our shareholding in Belgacom. The potential divestment is evidence of TDC's strategic commitment of obtaining full control of operating assets or otherwise divests, "says Henning Dyremose, CEO and President of TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

 TDC A/S
 Noerregade 21
 0900 Copenhagen C
 DK-Denmark
 www.tdc.com